June 6, 2005

      Mail Stop 0409

Mr. Don Axent
President
Tao Minerals, Ltd.
80 S Court Street
Thunder Bay, Ontario
Canada P7B 2X4


Re:	Tao Minerals, Ltd.
      Amendment No. 2 to Form SB-2
      Filed on May 24, 2005
      File No. 333-123560

Dear Mr. Axent:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.








Form SB-2

General

1. We note your response to comment 1 in our prior letter dated
May
16, 2005. Please revise to omit the references to "development stage" on pages F-2 and F-4.

Risk Factors, page 5

2. We note your response to comment 6 in our prior letter and your disclosure on page 24. Please revise to include a risk factor that discusses the fact that you have not entered into any verbal or written agreement with a qualified engineer. In this regard, please omit any mitigating language in the risk factor regarding Mr. Timmins` indication that he is prepared to oversee your exploration program.

If We Do Not Obtain Additional Financing, Our Business Will Fail, page 5
3. Please indicate the cash available to you as of the most recent practicable date.

4. We note your response to comment 5 in our prior letter. Please revise the risk factor to note that you will require additional funding in order to cover your anticipated professional fees and general administrative expenses. Also, please note whether you will have to delay phase one if you do not receive additional funding to pay your professional fees and general administrative expenses. Plan of Operations, page 24
5. We note your response to comment 8 in our prior letter. Please revise to clarify that you will make a decision on whether to proceed with each successive step or milestone upon completion of the previous step or milestone and on the analysis of the results of that prior step. Further, please revise to describe your plan of operations in the event that by mid-September you receive the results of the sample analysis and it does not contain significant mineralization. In addition, please revise to describe your plan of operations in the event that the geophysical study does not reveal significant mineralization.
Financial Statements
6. Please provide updated financial statements in your next amendment to comply with the requirements of Item 310(g) of Regulation S-B.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jamie Webster, Accountant, at (202) 551-3446 or
Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202)
551-
3856 or the undersigned at (202) 551-3411 with any other questions.

      Sincerely,



      Peggy Kim
      Senior Counsel

cc:	Greg Jaclin, Esq. (via facsimile)


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Don Axent
Tao Minerals, Ltd.
June 6, 2005
Page 1